Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

03003723

24 January 2003

SEC MAIL PROCESSING RECEIVED FEB 06 2003 WASH DC 155 SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Enc.

dlw 2/10

82-34692.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 DECEMBER 2002

QUARTER HIGHLIGHTS

Papua New Guinea

- Oil discovery at Bilip -1 in PPL190.
- Retention leases granted over Kimu gas field and over Barikewa gas field.
- Quarterly revenue from SE Gobe field was US$883,804.

Indonesia

- Substantial progress has been achieved in negotiating a sale of gas from the Oyong field and a Heads of Agreement for the sale is expected to be signed shortly.
- Draft Oyong plan of development completed and other development studies progressed.
- 2002 2D seismic confirmed Mangga to be a candidate for 2003 drilling.
- Additional 2D seismic being acquired over several other prospects in January 2003.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Chevron

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$883,804 and equated to 33,212 barrels. Cue did not have any hedging arrangements in place during the quarter.

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 9,500 - 10,000 barrels of oil per day (Cue's net interest is approximately 366 - 386 barrels of oil per day).

Subsequent to the end of the quarter, additional gas compression was commissioned and has increased the oil production rate to around 11,000 barrels of oil per day (Cue share 424 barrels of oil per day).

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

A draft plan of development for the Oyong field was completed during the quarter. The plan of development contemplates separate but concurrent oil and gas production. Tenders for environmental studies were received and a contractor for reserves certification chosen. Front End Engineering Design tender documents were issued towards the end of the quarter. Front End Engineering Design for the Oyong development is expected to be completed around the end of first quarter 2003 with a final development decision around mid year 2003 and first gas and oil production around the end of the third quarter 2004.

During the quarter, substantial progress was achieved in negotiating a sale of Oyong gas and a Heads of Agreement for the sale is expected to be signed shortly. A final Gas Sale Agreement is expected to be signed by the end of March 2003.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity during the quarter

PPL 189 - Papuan Basin, PNG (14.894% Interest)

PRL 9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

On 18 December 2002, the Minister for Petroleum and Energy, Papua New Guinea granted a five year Retention Licence (PRL9) over the Barikewa gas field.

The Barikewa gas field is estimated to contain recoverable gas volumes in excess of 800 billion cubic feet (Cue net share approximately 120 billion cubic feet) and is located approximately 3 kilometres from the proposed route of the PNG to Queensland gas pipeline.

Negotiations continued on the application for a new licence (APPL229) over nine graticular blocks to the east of the Retention Licence area.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Santos

Bilip -1 spudded on 17 October 2002. The well was designed to primarily test an upper hanging wall objective similar in style to the SE Gobe field and to the Saunders -1 oil discovery in PDL -4 and potentially, a deeper more risky sub thrust footwall objective. The Bilip structure straddles the boundary of PDL -4 and PPL190.

The well was approved to a total depth of 2480 metres drill depth, but with the expectation that a decision to deepen to a total depth of approximately 3450 metres drill depth would be taken after the penetration of the upper objective.

Bilip -1 encountered the primary objective Iagifu sandstone at a depth of 2422 metres drill depth, at the deeper end of the predicted depth range. Hydrocarbon shows and subsequent logs indicated an approximately 30 metre gross hydrocarbon column above an oil water contact at 2453 metres drill depth.

The well was then drilled to 2812 metres drill depth after penetrating the master thrust fault at around 2760 metres drill depth, at which time a decision was made to deepen the well. Cue declined to participate in the deepening of the well to test the deeper objective, as it considered the substantial additional cost and consideration of risk versus reward did not warrant its participation in the deepening. The well subsequently reached a total depth of 3350 metres drill depth without encountering significant hydrocarbons in the deeper section.

A cement plug was set in the deeper section and a closed chamber drill stem test conducted in the Iagifu Sandstone reservoir over the interval 2,445 to 2,448 metres. During a 22 minute flow period, an estimated stock tank oil volume of 30.5 barrels was produced giving an estimated average flow rate of 2,000 stock tank barrels of oil per day. Oil gravity is 46 API and estimated solution gas/oil ratio is 1200 standard cubic feet per stock tank barrel.

Analysis by the operator of additional wireline pressure points in the Iagifu reservoir has confirmed an oil water contact at 2453 metres but now shows that there is a gas oil contact at 2437 metres drill depth, giving a 16 metre gross oil column over lain by 15 metres of gas to the top of the sand at 2422 metres drill depth.

The well has been cased and suspended as a future oil producer. The operator is currently considering production options for the discovery.

PRL 8 - Papuan Basin, PNG (10.72% Interest)

(formerly PPL 193)

Operator: Oil Search

On December 18 2002, the Minister of Petroleum and Energy, Papua New Guinea granted a five year Retention Licence (PRL8) over the Kimu gas field. Cue holds a 10.72% interest in the Retention Licence and in the Kimu field, which has been estimated by the operator to hold recoverable gas volumes in excess of 1 trillion cubic feet (Cue net share approximately 107 billion cubic feet).

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the quarter.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

On 4 January 2003, acquisition of approximately 1000km of infill 2D seismic began over a number of prospects that are candidates for 2003 exploration drilling which is expected to begin around mid year.

Interpretation of the 2002 seismic data over the Mangga prospect confirmed that it is a candidate for 2003 drilling. Plans to drill one or two exploration wells in December 2002 had to be deferred as the required seafloor clearance survey could not be completed in time.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity during the quarter. The Bob -1 exploration well began drilling in the permit on 14 January 2003.

By Order of the Board

Andrew Knox
Public Officer

26th January 2003

82-34692.

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 31/12/02 $NZ 000**	**Year to Date (Six Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,743	3,823
b) Payments: for exploration and evaluation	(720)	(1,884)
for development	(419)	(419)
for production	(392)	(1170)
for administration	(401)	(776)
c) Dividends received	1	1
d) Interest and other items of a similar nature received	27	75
e) Interest and other costs of finance paid	-	-
f) Income taxes paid	(138)	(138)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	(299)	(488)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	-	235
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	-	235
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	(299)	(253)
b) Cash at beginning of quarter/year to date	5,005	4,823
c) Exchange rate adjustments to Item 4(a) above	(511)	(375)
d) **CASH AT END OF QUARTER**	4,195	4,195

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	1,228	2,735
b) Development	541	24
TOTAL	1,769	2,759

The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	14	61
Deposits at call	4,181	4,944
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	4,195	5,005

9. CHANGES IN INTERESTS IN MINING TENEMENTS

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	PPL 193	Working	7.5	-
b) Interests in mining tenements acquired and/or increased	PRL 8	Working	-	10.72
	PRL 9	Working	-	14.894

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

26th January 2003

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 DECEMBER 2002

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Development Variation

The variation in the quarter was due to variation in the development programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 DECEMBER 2002

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
PRL 9	"	14.894
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PRL 8	Oil Search Limited	10.72
PPL 194	Toro Oil Pty Ltd +	100.0

+ Toro Oil Pty Ltd is a 100% owned subsidiary of Cue Energy Resources Limited.